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Exhibit 12.1

First Regional Bancorp
Ratio of Earnings to Fixed Costs

	Years Ended December 31,
	2003	2002	2001	2000	1999
Earnings, including interest on deposits(1)
Income before provision for income taxes	7,865	4,822	4,139	4,095	2,939
Fixed Charges	3,596	2,969	5,160	5,030	4,461

	11,461	7,791	9,299	9,125	7,400
Fixed charges(1)
Interest expensed and capitalized	3,520	2,926	5,160	5,030	4,461
Estimate of interest included in rental expense	0	0	0	0	0
Amortization of capitalized expenses related to indebtedness	76	43	0	0	0

	3,596	2,969	5,160	5,030	4,461
Ratio of earnings to fixed charges	3.1872	2.6241	1.8021	1.8141	1.6588

$ Deficiency	n/a	n/a	n/a	n/a	n/a
Earnings, excluding interest on deposits
Income before provision for income taxes	7,865	4,822	4,139	4,095	2,939
Fixed Charges	909	434	21	15	15

	8,774	5,256	4,160	4,110	2,954
Fixed charges
Interest expensed and capitalized	3,520	2,926	5,160	5,030	4,461
Less interest on deposits	2,687	2,535	5,139	5,015	4,444
Estimate of interest included in rental expense	0	0	0	0	0
Amortization of capitalized expenses related to indebtedness	76	43	0	0	0

	909	434	21	15	17
Ratio of earnings to fixed charges	9.6524	12.1106	198.0952	274.0000	173.7647

$ Deficiency	n/a	n/a	n/a	n/a	n/a
(1)
As defined in item 503(d) of Regulation S-K.

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  Exhibit 12.1